Subsidiary Activities

      The Company has formed four subsidiaries:

      GreenPoint Bank. The Bank was organized in 1868 as a New York State chartered mutual savings bank. On January 28, 1994, the Bank converted from the mutual to the stock form of ownership, and the Company acquired 100% of its outstanding shares. The Bank is the principal subsidiary of the Company.

      GreenPoint Community Development Corp. This for-profit community development subsidiary was incorporated in 1993. The subsidiary offers lending programs, development opportunities and assistance, consulting and other activities which promote the objective of greater access to affordable housing for low-and moderate-income persons residing in the New York metropolitan area. GreenPoint Community Development Corp. is a subsidiary of the Company.

      GreenPoint Capital Trust I. This subsidiary was incorporated on June 3, 1997. The subsidiary issued $200 million of Capital Securities, the proceeds of which were used for general corporate purposes, including the repurchase of stock and financing growth.

      TrueWeb, Inc. TWeeb, Inc., subsequently renamed TrueWeb, Inc. ("TrueWeb"), was incorporated in December 1999. TrueWeb is a wholly owned subsidiary of the Company and was formed to pursue internet businesses strategic to GreenPoint.

      As of December 31, 1999 the Bank has formed twenty subsidiaries:

      Headlands Mortgage Company. Headlands was acquired in a pooling of interests transaction on March 30, 1999. Headlands is located in Larkspur, California. On September 30, 1999, Headlands transferred all of its assets and the liabilities related to loan origination and servicing operations to its wholly-owned subsidiary GPM.

      GreenPoint Mortgage Funding, Inc. GPM was acquired on April 8, 1999. On September 30, 1999, the Bank transferred all of the issued and outstanding shares of GPM to Headlands. Also, on September 30, 1999, GreenPoint Mortgage Corp. (a wholly-owned subsidiary of Headlands) merged into GPM, with GPM as the surviving entity. GPM is headquartered in Larkspur, California and its activities consist of the origination, sale and servicing of mortgage loans.

      GreenPoint Credit LLC. On September 30, 1999, the Bank transferred all issued and outstanding shares of GreenPoint Credit Corp. to Headlands, which then transferred these shares to GPM. GreenPoint Credit Corp. then merged into GreenPoint Credit with GreenPoint Credit the surviving entity. GreenPoint Credit's activities consist of the origination, sale and servicing of manufactured housing loans. In Mississippi, GreenPoint Credit conducts activities through its wholly owned subsidiary, GreenPoint Credit of Mississippi, LLC. On September 30, 1999, GreenPoint Credit Corp. of Mississippi was merged into GreenPoint Credit of Mississippi, LLC.

      GreenPoint Mortgage Securities Inc. With the transfer of the mortgage assets and liabilities, Headlands transferred ownership of its securitization subsidiary, Headland Mortgage Securities, Inc., and its related subsidiaries Marin Conveyancing Corp. and Headlands Insurance Agency to GreenPoint Mortgage Funding, Inc. Headlands Securities, Inc. changed its name to GreenPoint Mortgage Securities Inc.
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      GreenPoint Agency, Inc. This subsidiary was incorporated on June 30, 1998 as an insurance agency. GreenPoint Agency acts as an agent in connection with the sale of forced placed property insurance and standard property and casualty insurance. In Alabama, GreenPoint Agency conducts its activities through its wholly owned subsidiary, GreenPoint Agency of Alabama, Inc.

      GreenPoint Insurance Corp. This subsidiary was incorporated on September 10, 1998 as an insurance underwriting and reinsurance subsidiary. GreenPoint Insurance's activities include the reinsurance of life and disability insurance risks.

      GreenPoint Purchasing Corp. This subsidiary was incorporated on July 19, 1996, with an agreement between the Company and the Nassau County Industrial Development Agency. This agreement enables the Company, on a sales tax exempt basis, to (1) purchase and/or lease machinery and equipment for the Lake Success facility and (2) renovate and improve the facility.

      3090 Ocean Avenue Realty Corp. This subsidiary was incorporated on June 6, 1996, as a real estate investment subsidiary.

      GreenPoint Corporate Owned Life Insurance. This subsidiary was incorporated on July 25, 1996, as an insurance trust established for the purpose of purchasing corporate life insurance policies for the officers of the Company.

      e4close Inc. This subsidiary was in incorporated on October 21, 1999. e4close Inc. lists foreclosed properties on the internet.

      GreenPoint Securities LLC. This subsidiary was incorporated on August 25, 1999 for the purpose of establishing an entity to sell mutual funds. There was no activity in 1999.

      Other Real Estate Subsidiaries. The Bank has formed five wholly-owned subsidiary corporations, all of which are incorporated under the laws of the State of New York, for the purpose of holding and maintaining certain properties acquired by the Bank as a result of foreclosure proceedings or deeds in lieu thereof. As of December 31, 1999, four of these subsidiaries were active. The Bank attempts to limit the carrying value of property held by any one subsidiary to approximately $5 million. Accordingly, in the event the Bank acquires additional properties through foreclosure or deeds in lieu thereof, the Bank may form additional subsidiaries for the purpose of holding and maintaining such properties. The properties selected by the Bank to be held in its subsidiaries generally consist of multi-family properties with five units or more, commercial properties and one- to four-family properties which have been identified by the Bank as having attributes which may subject the Bank to liabilities beyond those normally associated with its other real estate such as properties which are not in compliance with building codes or properties with potential environmental problems. Descriptions of the Bank's subsidiaries are set forth below:

      Neerg Corp. This subsidiary was formed in January 1990 and currently holds 3 properties having an aggregate carrying value of $0.5 million and an aggregate appraised value of $1.1 million, as of December 31, 1999, based on the Company's most recent appraisals.

      298 15th Street Realty Corp. This subsidiary was formed in January 1993 and currently holds 2 properties having an aggregate carrying value of $0.2 million and an aggregate appraised value of $0.3 million as of December 31, 1999, based on the Company's most recent appraisals.

      Neerg Second Corp. This subsidiary was formed in June 1993 and currently holds 4 properties having an aggregate carrying value of $0.6 million and an aggregate appraised value of $0.6 million, as of December 31, 1999, based on the Company's most recent appraisals.

      Alpha REO Corporation. This subsidiary was formed in March 1994 and currently holds 2 properties having an aggregate carrying value of $0.2 million and an aggregate appraised value of $0.2 million, as of December 31, 1999, based on the Company's most recent appraisals.

      Beta REO Corp. This subsidiary was formed in June 1994 and currently holds no properties.